File No. 333–

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SB-2

REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

NATIONAL SCIENTIFIC CORPORATION
(Name of Small Business Issuer in its Charter)

Texas (State or Other Jurisdiction of Incorporation or Organization)	3674 (Primary Standard Industrial Classification Code Number)	86-0837077 (I.R.S. Employer Identification No.)

4455 East Camelback Road, Suite E160
Phoenix, AZ 85018
(602) 954-1492
(Address and Telephone Number of Principal Executive Offices)

CT Corporation System
3225 North Central Avenue, Suite 1601
Phoenix, Arizona 85012
(602) 277-4792
(Name, Address and Telephone Number of Agent for Service)

Copies to:

Gregory R. Hall, Esq.
Squire, Sanders & Dempsey L.L.P.
Two Renaissance Square
40 North Central Avenue, Suite 2700
Phoenix, Arizona 85004
(602) 528-4000

      Approximate date of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ] ___________________

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ] _____________________________

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ] ______________________________

      If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box [ ]

CALCULATION OF REGISTRATION FEE

		Proposed		Proposed
Title of each class		maximum		maximum
of securities	Dollar amount	offering price		aggregate	Amount of
being registered	to be registered	per share		offering price	registration fee

Common Stock $.01 par value	$24,000,000 (1)	Variable	(2)	$24,000,000 (1)	$6,000

Common Stock (3) $.01 par value	1,376,751	$1.67		$1,376,751	$345

Total	up to $25,376,751	Not Applicable		$25,376,751	$6,345

(1)	This represents the maximum purchase price that Coriander Enterprises Limited is obligated to pay us under the common stock purchase agreement. The maximum net proceeds we can receive is $24,000,000 less a 6% cash placement fee to our placement agent and $1,000 in escrow fees and expenses per settlement period, not to exceed an aggregate of $48,000.

(2)	The price per share of our common stock will vary based on the volume-weighted average daily price of our common stock during the draw down periods provided for in the common stock purchase agreement described in this registration statement. The purchase price will be equal to 92% of the volume weighted average daily price for each trading day within such draw down pricing periods. The common stock purchase agreement allows for up to 24 draws over a 24-month period in drawn down amounts of up to the lesser of (i) $1,000,000 and (ii) 6% of the weighted average price for the common stock for the 60 calendar days immediately prior to the first day of the draw down pricing period multiplied by the total trading volume in respect of the common stock for such period.

(3)	These shares represent shares issuable upon the exercise of the warrants issued to Coriander Enterprises Limited and to our placement agent.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective on such date as the Commission, acting pursuant to Section 8(a) of the Securities Act of 1933, as amended, may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED June 6, 2001

Prospectus

Common Stock

Up to $24,000,000 worth of our common stock

      This prospectus relates to the sale of our common stock in connection with a common stock purchase agreement that we have executed with Coriander Enterprises Limited, a British Virgin Islands corporation. The price at which we will sell the shares to Coriander Enterprises Limited pursuant to the common stock purchase agreement will be equal to 92% of the volume weighted average price of our common stock at the time the common stock is issued. This prospectus also relates to registering for resale 824,402 shares of our common stock underlying warrants issued to Coriander Enterprises Limited and to Ladenburg Thalmann & Co. Inc., the placement agent in connection with the common stock purchase agreement.

      We will receive the net sale price of any common stock that we sell to Coriander Enterprises Limited pursuant to the common stock purchase agreement, or that we issue upon exercise of the warrants held by Coriander Enterprises Limited or Ladenburg Thalmann & Co. Inc. The registration of shares of our common stock issued pursuant to the common stock purchase agreement and upon the exercise of the warrants that may be offered pursuant to this prospectus does not necessarily mean that those shares will ultimately be offered and sold.

      Coriander Enterprises Limited is an “underwriter” within the meaning of the Securities Act of 1933 in connection with its resale of our common stock.

      Our common stock is traded in the over-the-counter market on the NASD “Over the Counter Bulletin Board” under the symbol “NSCT.” The closing bid price of our common stock on June 5, 2001 was $1.22 per share. There is only a limited market for our common stock and, therefore, we may have difficulty selling shares.

      Our principal executive offices are located at 4455 E. Camelback Road, Suite E160, Phoenix, Arizona, 85018 and our phone number is (602) 954-1492.

      Investing in our common stock involves risks, which are described in the “risk factors” section beginning on page 7 of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is           , 2001.

SUMMARY
NATIONAL SCIENTIFIC CORPORATION
THE OFFERING
RISK FACTORS
DILUTION
USE OF PROCEEDS
DIVIDENDS
LEGAL PROCEEDINGS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
DESCRIPTION OF SECURITIES
INTERESTS OF NAMED EXPERTS AND COUNSEL INTERESTS OF NAMED EXPERTS AND COUNSEL
ORGANIZATION WITHIN LAST FIVE YEARS
BUSINESS
MANAGEMENT’S DISCUSSION AND ANALYSIS
DESCRIPTION OF PROPERTY
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
DETERMINATION OF OFFERING PRICE
PLAN OF DISTRIBUTION —EQUITY DRAW DOWN FACILITY
COMMON STOCK PURCHASE AGREEMENT
THE DRAW DOWN PROCEDURE AND THE STOCK PURCHASES
RESTRICTIONS ON FUTURE FINANCINGS
SELLING STOCKHOLDERS
COMPENSATION/EMPLOYMENT AGREEMENTS
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE
PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
INDEMNIFICATION OF DIRECTORS AND OFFICERS
RECENT SALES OF UNREGISTERED SECURITIES
UNDERTAKINGS
SIGNATURES
POWER OF ATTORNEY
EXHIBITS
SB-2
EX-2.1
EX-2.2
EX-2.3
EX-2.4
EX-5.1
EX-10.9
EX-23.1

(Continued)

Page
INDEMNIFICATION OF DIRECTORS AND OFFICERS	2-1

RECENT SALES OF UNREGISTERED SECURITIES	2-3

UNDERTAKINGS	2-4

SIGNATURES	2-6

POWER OF ATTORNEY	2-6

EXHIBITS	2-7

ii

Where You Can Find More Information

      We file reports and other information with the U.S. Securities and Exchange Commission. You may read and copy any document that we file at the SEC’s public reference facilities at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for more information about its public reference facilities. Our SEC filings are also available to you free of charge at the SEC’s web site at http:www.sec.gov.

      Copies of publicly available documents that we have filed with the SEC can also be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K. Street, N.W., Washington, D.C. 20006.

      This prospectus is a part of the registration statement that we filed on Form SB-2 with the SEC. The registration statement contains more information than this prospectus about us and our common stock, including exhibits and schedules. You should refer to the registration statement for additional information about us and the common stock being offered in this prospectus. Statements that we make in this prospectus relating to any documents filed as an exhibit to the registration statement or any document incorporated by reference into the registration statement may not be complete and you should review the referenced document itself for a complete understanding of its terms.

      The SEC allows us to incorporate by reference the information we file with them. This means that we can disclose information to you by referring you to those documents. The documents that have been incorporated by reference are an important part of the prospectus, and you should review that information in order to understand the nature of any investment that you make in our common stock. Information contained in this prospectus automatically updates and supersedes previously filed information. We are incorporating by reference the documents listed below and all of our filings under the Exchange Act after the date of filing the initial registration statement and prior to the effectiveness of the registration statement.

•	our annual report on Form 10-KSB for the fiscal year ended September 30, 2000;

•	our quarterly reports on Form 10-QSB for the quarterly periods ended December 31, 2000 and March 31, 2001;

•	the description of our common stock included in our Registration Statement on Form 10-SB/A (Amendment No. 1), filed January 20, 2000.

      If you would like a copy, at no cost, of any of these documents, please write or call us at:

National Scientific Corporation
4455 East Camelback Road, Suite E160
Phoenix, Arizona 85018
Attn: Corporate Secretary
Telephone: (602) 954-1492

      You should only rely upon the information included in or incorporated by reference into this prospectus or in any prospectus supplement that is delivered to you. We have not authorized anyone to provide you with additional or different information. You should not assume that the information included in or incorporated by reference into this prospectus or any prospectus supplement is accurate as of any date later than the date on the front of the prospectus or prospectus supplement.

      We have not authorized any person to provide you with information different from that contained or incorporated by reference in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

SUMMARY

      This summary highlights important information regarding our business and this offering. Because this is only a summary, it does not contain all the information that may be important to you. You should read the entire prospectus carefully, including “risk factors” and our financial statements and related notes, before deciding to invest in our common stock.

NATIONAL SCIENTIFIC CORPORATION

      Our core business focuses on research and development of devices and designs that will enhance the performance of semiconductors, integrated circuits, electronics and telecommunications products. We primarily design products that we believe have a broad application and acceptance in the commercial marketplace, including semiconductors and semiconductor-based memory, discrete electronic components and radio frequency local area network devices. We have developed the following devices and designs that we will seek to bring to market in the near future:

Device Name	Use and Function of Device

Heterojunction Bipolar Transistor	Used in the manufacture of digital circuits that are found in devices such as cellular phones, personal computers and automotive circuitry. Transistors provide electronic control over current flow, and are a part of many electronic circuits. Heterojunction bipolar transistors are used most frequently in power amplifier, radio frequency integrated circuits and other circuits.

Monolithic Inductor	Used in a wide range of electronic circuits for telecommunications applications. The inductor’s most common application is as a component of a radio frequency circuit used to manipulate radio waves into certain other electrical signals. The inductor does this, usually in conjunction with a capacitor, by producing an amplified current when stimulated by a specific frequency of radio signal.

Distributed Amplifier	Used in all electronic products that require some level of power increase such as telecommunications, microwave, internet communications, automotive and biomedical products as well as automated manufacturing products.

Device Name	Use and Function of Device

Static Random Access Memory (SRAM) and TMOS™ Memory Core	Used in digital computing devices such as microcomputers and workstations and battery powered devices such as personal data appliances and cellular phones that require a memory function.

Mode Dielectric Resonator	Used in many applications including microwave oscillators, narrowband microwave filters, radar detectors, speed guns, automatic door openers, cellular portable phones and global positioning satellites. The resonator’s most common application is as a component of a radio frequency circuit used to manipulate radio waves into certain other electrical signals. The resonator does this by producing a current of predictable size when stimulated by a specific frequency of radio signal.

High Frequency Wireless Transceiver	Allows the transmission and reception of radio waves and are used in a variety of wireless devices.

Thyristors	Prevents voltage damage by limiting voltages and shunning surge currents away from sensitive circuits in telecommunications, and computer products and multimedia and data processing system applications.

      We have obtained patents on all of the foregoing devices and designs except for the SRAM and thyristors. We plan to continue to develop these devices and designs as well as develop new performance-enhancing devices and designs for use in the semiconductor, integrated circuit, electronics and telecommunications industries. We plan to derive revenue by entering into strategic joint venture licensing agreements, manufacturing agreements, development agreements and other arrangements with manufacturing firms and/or entities that will incorporate our technologies into their products.

      We believe our decentralized business model is capable of adding other operating divisions as we grow from our purely research and development roots into a research, development and production organization.

      To generate revenue to fund our core business and implement our business plan, we are currently engaged in the import/export business of distributing electronic and other semiconductor-related products to customers in Asia.

      We originally incorporated in Texas in 1953. Prior to 1996, our business primarily involved maintaining mortgage portfolios. In 1996 we abandoned this line of business. Our principal executive offices are located at 4455 East Camelback Road, Suite E160, Phoenix, Arizona 85018. Our telephone number is (602) 954-1492.

Selected Summary Financial Information
(in thousands, except per share data)

				Six Months
				Ended
	Year Ended September 30,			March 31, 2001
Statement of Income Data:	1998	1999	2000	(Unaudited)

Net Revenues (1)	$—	$—	$—	$317,780

Direct cost of revenues	—	—	—	312,000

Gross profit	—	—	—	5,780

Other operating expenses	206,863	65,398	197,536	558,981

Salaries and benefits	73,706	—	—	311,433

Consulting fees, related party	75,725	455,050	2,904,208	422,008

Research and development	321,067	130,463	1,433,751	514,259

Stock Compensation	64,040	40,916	50,320	4,014,842

Income (loss) from operations	(741,401)	(691,827)	(4,585,815)	(5,815,743)

Other income (expense) – net	(31,144)	(7,258)	66,478	71,907

Net loss	$(772,545)	$(699,085)	$(4,519,337)	$(5,743,836)

Net loss per common share basic and diluted (2)	$(0.04)	$(0.02)	$(0.10)	$(0.12)

	As of September 30,

Balance Sheet Data:	1998	1999	2000	March 31, 2001

Cash and cash equivalents (3)	$21,735	$62,185	$2,584,900	$1,934,817

Working capital	16,408	33,738	2,864,502	2,311,071

Total current assets	34,235	62,185	2,890,456	2,353,994

Long-term debt, less current portion	110,000	—	—	—

Series B Convertible Preferred Stock	1,500	—	—	—

Total stockholders’ (deficit) equity	(88,916)	(72,922)	2,871,899	2,454,635

(1)	Revenues resulted from exports of electronic products to Asia purchased in the United States.

(2)	Excludes options and warrants as they are antidilutive.

(3)	Increase in cash in 2000 resulted from exercise of warrants.

THE OFFERING

      On May 14, 2001, we entered into a common stock purchase agreement with Coriander Enterprises Limited, a British Virgin Islands corporation, for the future issuance and sale of shares of our common stock. This common stock purchase agreement establishes what is sometimes termed an equity line of credit or an equity draw down facility. Under this arrangement, we, at our sole discretion, may make up to approximately 24 draw down requests over a two year period, pursuant to which Coriander Enterprises Limited is obligated to purchase up to $24 million of our common stock, at prices that will vary based on the market price of our common stock, but will be below the market price of our common stock.

      In general, if we elect to sell shares or draw down on the equity facility, the minimum amount we can draw down at any one time is $50,000 and the maximum amount will be the lesser of $1,000,000 or 6% of the weighted average price of our common stock for the 60 days prior to the date we request a draw down multiplied by the total trading volume of our common stock for such 60 day period. We can make one draw down request every 22 trading days, up to a maximum of 24 draw downs during the 2-year period of the common stock purchase agreement, provided that we cannot sell more than $24 million worth of shares of our common stock in total under the facility and may in practice only be able to sell a much lower amount.

      The total number of shares that may be issued under the facility will depend on a number of factors, including the market price and trading volume of our common stock during each draw down period. The purchase price for any shares issued under the facility will be equal to 92% of the volume-weighted average price of our common stock over the 22-day period following our draw down request. The proceeds we receive from each draw down will also be reduced by a 6% fee payable to Ladenburg Thalmann & Co. Inc., the placement agent that introduced Coriander Enterprises Limited to us, and a $1,000 fee payable to the escrow agent each time we settle a draw down. If, after we make a draw down request, the price of our common stock drops below the minimum threshold price that we specify in the draw down request, we will not sell shares to Coriander Enterprises Limited below such minimum threshold price. The threshold price will be established by our board of directors or by a pricing committee appointed by our board at the time of each draw down request.

RISK FACTORS

      Before you invest in shares of our common stock, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included or incorporated by reference in this prospectus, before you decide whether to purchase the shares of our common stock. The risks set out below are not the only risks we face.

      If any of the following risks occur, our business, financial condition and results of operation could be materially and adversely affected. In such a case, the trading price of our common stock could decline, and you may lose all or part of your investment.

      Keep these risk factors in mind when you read “forward-looking” statements elsewhere in this prospectus and in the documents incorporated by reference in this prospectus. These are statements that relate to our expectations for future events and time periods. Generally, the words, “anticipate,” “expect,” “intend” and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements.

We have generated very little revenue and we may never achieve or sustain profitability.

      We have generated very little revenue since we commenced our current business operations in 1996. We have experienced significant losses and negative cash flows from our research and development endeavors for each year that we have been operating, resulting in an accumulated deficit of $14,129,483 as of March 31, 2001. We cannot provide any assurances that we will generate any greater revenue stream or achieve or sustain profitability on a quarterly or annual basis in the future. Although we recently began generating revenues from our import and export of certain electronic products, our future profitability will depend primarily on our ability to generate revenues from the sale of our products and the licensing of our technology. Any revenues generated from the sale or licensing of our products may be offset by the significant expenditures that are required for us to advance our research, protect and extend our intellectual property and develop our technology successfully.

We may not be able to raise additional funds from other financings to successfully develop and market our products as contemplated by our business plan.

      We have funded our operations primarily through private placements of our capital stock. We will need to raise substantial amounts of capital to develop and market our products, protect our intellectual property and implement our business plan. In addition, business and economic conditions may make it unfeasible or undesirable to draw down under the common stock purchase agreement at every opportunity. Also, if the average price of our stock for the 60 days prior to one of our draw down notices is very low, the maximum amount we can draw down will be proportionately lowered. Additional financing may not be available when needed, or, if available, may not be available on acceptable terms. If adequate funds or acceptable terms are not available, it could have a material adverse effect on our business and we may have to curtail or eliminate expenditures for researching and developing our products, marketing our products and protecting our intellectual property. Any future equity or debt financing also may result in dilution depending on the price at which the equity is sold or the debt is converted.

We may be unable to access all or part of our equity line facility under the common stock purchase agreement.

      If our stock price and trading volume fall below established levels, then we will not be able to draw down all $24 million pursuant to the proposed equity line facility with Coriander Enterprises Limited. In addition, business and economic conditions may not make it feasible for us to make a draw down pursuant to this facility. We also may be unable to keep a registration statement effective for those shares of common stock subject to the equity line facility, or if our common stock is delisted from the Over the Counter Bulletin Board, or if we experience a material adverse change to our business that is not cured within 30 days of written notice, the common stock purchase agreement may terminate, or we may not be able to draw down any funds.

We may be unable to implement our business plan and develop and bring to market functional prototypes of our inventions and designs.

      We have formulated our business plan based on certain assumptions regarding the timely marketability of our products and processes to potential licensing partners. These assumptions are based on the best estimates of our company’s management. Our assessments regarding potential licensing partners may be incorrect. Our future success in implementing our business plan may be adversely affected by external factors including:

•	governmental regulations;

•	customer acceptance of our products;

•	technological changes in the semiconductor industry;

•	increased competition in the semiconductor industry;

•	increased operating costs, including costs of consultants, lab and testing facility fees, supplies and equipment; and

•	licensing agreements offered by competing technologies.

      We also may never successfully develop functional prototypes of our inventions and designs. Even if we are able to build functional prototypes, we cannot guarantee that we will be able to successfully bring our prototypes to market or that we will ever be profitable if we do bring prototypes to market.

We may not be able to successfully license, manufacture and market our intellectual property and technologies.

      Our company’s success depends upon our ability to license and market our intellectual property and technologies to parties that can utilize our intellectual property and technologies to their benefit and other parties that may have uses for our intellectual property and technologies. We will be required to devote substantial management time and financial resources to locate strategic licensing, manufacturing and marketing partners and we will need to enter into licensing agreements and other marketing arrangements to license, manufacture and promote our intellectual property and technologies. We cannot assure you that we will be able to enter into agreements with other parties on terms acceptable to us and whether such arrangements will result in revenues in excess of the expenses incurred in conducting our business. Our failure to enter into such agreements could have a material adverse effect on our competitive position, business operations, financial condition, and results of operations.

The complex manufacturing processes of our devices and products may limit our profitability and productivity.

      The manufacturing processes of our devices and products involve numerous complex steps. Minor deviations can cause substantial manufacturing yield loss, and in some cases, cause production to be suspended. The complex manufacturing process of our products makes it extremely difficult to accurately forecast manufacturing yields and costs and will likely become even more complex as the complexity of manufacturing integrated circuit technologies increases. Our forward product pricing model includes assumptions of improving manufacturing yields and, as a result, material variances between projected and actual yields will have a direct effect on our gross margins and profitability and financial condition. Our failure to accurately forecast manufacturing yields and costs could have a material adverse effect on our business, financial condition, results of operations and productivity.

The availability of raw materials and reliable suppliers is unpredictable.

      We believe our partners and suppliers have adequate sources for the supply of raw materials and components to manufacture devices that include our technologies. Raw wafers and other raw materials used in the production of our technologies are available from several suppliers. Although we historically have not experienced any significant difficulties in obtaining an adequate supply of raw materials and components necessary for our manufacturing operations, the loss of a significant supplier or the inability of a supplier to meet performance and quality specifications or delivery schedules could have a material adverse effect on our business, financial condition and results of operations.

We may not identify and enter into the most beneficial investments, alliances or acquisitions.

      We face risks associated with investments, alliances and acquisitions. Although we invest significant resources in research and development activities, the rapid pace of technological changes in the semiconductor industry make it impractical for us to pursue development of all investment, alliance and acquisition prospects that would complement our existing product offerings, augment our market coverage or enhance our technological capabilities. We cannot assure you that we will be able to identify and consummate suitable investment, alliance or acquisition transactions in the future.

      Moreover, if we consummate such transactions, they could result in:

•	the diversion of management resources;

•	dilutive issuances of equity securities;

•	large one-time write-offs;

•	the incurrence of debt and contingent liabilities;

•	amortization of expenses related to goodwill and other intangible assets; and

•	other acquisition related costs.

      Any of the above events could materially adversely affect our business, financial condition, and results of operations.

Foreign markets that we plan to do business in may prove volatile.

      Our operating performance may be impacted by the current economic situation in the Asia-Pacific region. This economic situation has increased the uncertainty with respect to the long-term viability of certain of our customers and suppliers in the region, including such areas as Japan and other countries in the Asia-Pacific region, principally Malaysia, Taiwan, South Korea and Hong Kong.

      Our international sales and operations are also subject to a number of risks inherent in selling and operating abroad. These include risks regarding:

•	Currency exchange rate fluctuations;

•	Local economic and political conditions;

•	Disruptions of capital and trading markets;

•	Restrictive governmental actions (such as restrictions on transfer of funds and trade protection measures, including export duties and quotas and customs duties and tariffs);

•	Changes in legal or regulatory requirements;

•	Import or export licensing requirements;

•	Limitations on the repatriation of funds;

•	Difficulty in obtaining distribution and support;

•	Nationalization;

•	The laws and policies of the Unites States affecting trade, foreign investment and loans; and

•	Tax laws.

      Because most of our international sales and contemplated sales will be denominated in US dollars, our technologies could become less competitive in international markets if the value of the US dollar increases relative to foreign currencies.

      We also may be competitively disadvantaged relative to our competitors located outside the United States who may benefit from a devaluation of their local currency. The above factors may have a material adverse effect on our ability to increase or maintain our foreign sales, business, financial condition and results of operations.

We may not be able to keep pace with technological developments in the highly competitive and rapidly evolving semiconductor industry.

      We compete in the semiconductor industry, which is characterized by intense competition, rapid technological change, short product cycles and evolving industry standards and continual price erosion. Our competitors include many large domestic and foreign companies that have substantially greater financial, technical and management resources. Our competitors include specialized, rapidly growing companies that sell products in the same markets that we will target. We cannot assure you that the price and performance of our products will be superior relative to the products of our competitors and that we will successfully stay ahead of or keep pace with the rapid technological changes in the semiconductor industry. Our failure to stay ahead of or keep pace with technological developments and emerging standards within the semiconductor industry may result in lower prices of our products, lack of a market for our products, fewer customer orders than our competitors, reduced revenues, reduced gross margins and a lower market share of our products.

We may experience cyclical fluctuations in demand and supply for our products.

      The semiconductor industry historically has experienced cyclical fluctuations with respect to the demand and supply for semiconductor products. As a result, we may experience periodic declines in sales or the prices of our products as a result of the following:

•	Rapid technological change, product obsolescence and price erosion in our products;

•	Maturing product cycles in our products or products sold by our customers;

•	Increases in worldwide manufacturing capacity for semiconductors, resulting in declining prices; and

•	Changes in general economic conditions, which may cause declines in our product markets or the markets of our suppliers and customers.

      The semiconductor industry also has experienced periods of rapid expansion of production capacity. Even when the demand for such products remains constant, the availability of additional excess production capacity in the industry creates competitive pressure that can degrade pricing levels, which can reduce revenues. Furthermore, customers who benefit from shorter lead times may defer some purchases to future periods, which could affect the demand for our products and our ability to generate revenues for the short term. As a result, we may experience downturns or fluctuations in customer demand for our products in the future resulting in adverse effects on our operating results and financial condition.

The industry in which we will operate is prone to intellectual property litigation.

      We endeavor to protect our intellectual property rights through our patents and patents pending. We cannot be sure that we will be able to protect our technology adequately or that competitors will not develop similar technology and that any patent applications we have filed or will file will be issued or that foreign intellectual property laws will protect our intellectual property rights. Other companies and inventors may receive patents that contain claims applicable to our products and processes. The use of our products and processes covered by such patents could require licenses that may not be available on acceptable terms, if at all. In addition, we cannot be sure that patent applications will result in issued patents.

      Although there are no pending claims or lawsuits against us regarding possible infringement claims, we cannot be sure that infringement claims by third parties, or claims for indemnification resulting from infringement claims, will not be asserted in the future. Any such assertions, if proven to be true, may materially adversely affect our business, financial condition and results of operations. In the future, we may be forced to litigate to enforce our patents, to protect our trade secrets or know-how owned by us or to defend ourselves against claims of infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Any such litigation could result in substantial cost and diversion of our resources, which could have a material adverse effect on our business, financial condition and operating results.

      Litigation could result in substantial cost to us and a diversion of our efforts, which could have a material adverse effect on our business, financial condition and operating results. Adverse determinations in any litigation could result in our loss of proprietary rights, subject us to significant liabilities to third parties, require us to seek licenses from third parties or prevent us from marketing our products, any of which could have a material adverse effect on our financial condition and operating results. We cannot be sure that a license under a third party’s intellectual property rights will be available to us on reasonable terms, if at all.

We may not be able to retain key employees and attract additional skilled employees

      Our success depends to a significant degree upon the management, marketing and research and development skills of our officers and key employees. The loss of services of any key personnel could have a material adverse effect on our ability to effectively manage our business and develop and market our products and services. Competition for such skilled employees is intense as a result of a limited number of persons with knowledge of and experience in our industry. We can provide no assurances that we will be successful in attracting or retaining such key personnel.

We do not anticipate paying any dividends.

      We have never paid any dividends on our capital stock and do not anticipate that we will pay dividends in the foreseeable future.

The price of our common stock is extremely volatile.

      The market price of our common stock has been highly volatile. Occurrences that could cause the trading price of our common stock to fluctuate dramatically in the future include:

•	the entering into of new or loss of existing licensing arrangements;

•	the acquisition or loss of one or more key strategic partners;

•	significant fluctuations in our operating results;

•	analyst reports, media stories, Internet chat room discussions, news broadcasts and interviews;

•	general market conditions in the semiconductor and electronics industries; and

•	changes in the macroeconomic conditions of the United States and global economies.

      The stock market has from time to time experienced extreme price and volume fluctuations that have particularly affected the market price for companies that do some or all of their business in the industries we have targeted. Accordingly, these or other trends may impact the price of our common stock.

      Further, we may issue a significant number of our shares of common stock over the next 24 months if we elect to draw down some or all of the funds available to us under the equity line of credit. These share issuances may have the affect of producing a downward pressure on the per share price of our common stock.

Our common stock may be delisted from the Over the Counter Bulletin Board if we do not keep our filings with the Securities Exchange Commission current.

      Our common stock is quoted on the Over the Counter Bulletin Board. In order to continue to be included in the Over the Counter Bulletin Board, we must maintain current filings with the SEC. We cannot assure you that we will be able to maintain current filings with the SEC, and our failure to maintain current filings may result in our stock being removed from the Over the Counter Bulletin Board.

      If our common stock were delisted from the Over the Counter Bulletin Board, we would not be able to draw down any additional funds on the equity line. Also, if our common stock is removed from listing on the Over the Counter Bulletin Board, it may become more difficult for us to raise funds through the sale of our common stock or securities convertible into our common stock.

Issuance of shares to Coriander Enterprises Limited under the common stock purchase agreement and other issuances of our common stock may cause significant dilution to our stockholders and, together with guidance we issue to analysts and the financial community, may have an adverse impact on the market price of our common stock.

      The resale by Coriander Enterprises Limited of our common stock that it purchases pursuant to the common stock purchase agreement will increase the number of our publicly traded shares, which could depress the market price of our common stock. Moreover, as all the shares we sell to Coriander Enterprises Limited will be available for immediate resale, the mere prospect of our sales to it could depress the market price for our common stock. The shares of our common stock issuable to Coriander Enterprises Limited under the equity line facility will be sold at a 8% discount to the volume-weighted average daily price of our common stock during the applicable draw down period and the proceeds paid to us upon each draw down will be net of a 6% placement fee to our placement agent, Ladenburg Thalmann & Co. Inc., and an escrow fee of $1,000 per settlement period. If we were to require Coriander Enterprises Limited to purchase our common stock at a time our stock price is very low, our existing common stockholders would experience substantial dilution. The issuance of shares to Coriander Enterprises Limited will therefore dilute the equity interest of existing stockholders and could have an adverse effect on the market price of our common stock.

      Additionally, certain events over which we have no control may result in the issuance of additional shares of our common stock, which would dilute our stockholders’ ownership percentages in our company. We may issue additional shares of our common stock or preferred stock to raise additional capital or finance acquisitions, or upon the exercise or conversion of outstanding options and warrants.

      As of May 18, 2001, there were outstanding warrants and options to acquire up to 8,944,501 shares of common stock at prices ranging from $0.29 to $3.00 per share. If exercised, these securities will dilute the percentage ownership of holders of outstanding common stock of our company. These securities, unlike the common stock, provide for anti-dilution protection upon the occurrence of stock splits, redemptions, mergers, reclassifications, reorganizations and other similar corporate transactions. If one or more of these events occurs, the number of shares of common stock that may be acquired upon conversion or exercise would increase and have a dilutive effect on your shares of common stock.

Our forward-looking information may prove inaccurate.

      This prospectus contains various forward-looking statements that are based on our beliefs as well as assumptions made by and information currently available to us. When used in this prospectus, the words “believe,” “expect,” “anticipate,” “estimate,” “plan” and similar expressions are intended to identify forward-looking statements. These statements are subject to certain risks, uncertainties, and assumptions, including those identified under “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected.

DILUTION

      The issuance of further shares and the eligibility of issued shares for resale will dilute our common stock and may lower the price of our common stock. If you invest in our common stock, your interest will be diluted to the extent of the difference between the price per share you pay for the common stock and the pro forma as adjusted net tangible book value per share of our common stock at the time of sale. We calculate net tangible book value per share by calculating the total assets less intangible assets and total liabilities, and dividing it by the number of outstanding shares of common stock.

      The net tangible book value of our common stock as of March 31, 2001, was $2,434,635, or approximately $0.05 per share. Assuming that we issued on March 31, 2001, a total of 17,777,778 shares to you under the common stock purchase agreement at $1.24 per share, representing 92% of the closing price for our common stock on May 18, 2001, and we paid our placement agent a 6% placement fee, we would receive a net price per share of $1.16, and accordingly, our pro forma net tangible book value at the end of that transaction would be $23,026,635 or $0.35 per share. This represents an immediate increase in the pro forma net tangible book value of $0.30 per share to existing shareholders on March 31, 2001, and would represent dilution to you of approximately $0.89 per share. The actual dilution to you may be greater or less than in this example, depending on the actual price you pay for shares, the actual prices at which we issue shares under the common stock purchase agreement and how many of the vested options and warrants outstanding have been exercised at the time of your investment. The foregoing calculation does not take into account any vested options or warrants that may be exercised before you purchase your shares including the warrants to purchase an aggregate of 824,402 shares of our common stock issued to Coriander Enterprises Limited and Ladenburg Thalmann & Co., Inc. at an exercise price of $1.67 per share.

      We may issue additional shares, options and warrants, and we may grant additional stock options to our employees, officers, directors and consultants under our stock option plan, all of which may further dilute our net tangible book value.

USE OF PROCEEDS

      We will not receive any proceeds from Coriander Enterprises Limited’s sale of shares. However, we will receive the proceeds from any sale of common stock to Coriander Enterprises Limited under the common stock purchase agreement described in this prospectus and upon the exercise of Coriander Enterprises Limited’s warrants and Ladenburg Thalmann & Co. Inc.’s warrants, when, and if, they exercise the warrants.

      We expect to use substantially all the net proceeds for general corporate purposes, including working capital, research and development and expansion of sales and marketing activities. The amounts we actually expend for working capital and other purposes may vary significantly and will depend on a number of factors including, but not limited to, the actual net proceeds received, the amount of our future revenues and other factors described under “Risk Factors.” Accordingly, our management will retain broad discretion in the allocation of the net proceeds. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, product lines or products. We have no current plans, agreements or commitments with respect to any of these transactions, and we are not currently engaged in any negotiations with respect to any of these transactions.

DIVIDENDS

      We have never declared or paid any cash dividends on our common stock. We anticipate that any earnings will be retained for development and expansion of our business and we do not anticipate paying any cash dividends in the near future. Our board of directors has sole discretion to pay cash dividends with respect to our common stock based on our financial condition, results of operations, capital requirements, contractual obligations and other relevant factors.

LEGAL PROCEEDINGS

      We are not involved in any material pending legal proceedings other than ordinary routine litigation considered to be incidental to our business.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

      The following table sets forth our directors, executive officers, significant employees and consultants and their respective ages and positions:

Name	Age	Position

Lou L. Ross	72	Chief Executive Officer, Chairman of the Board

Majid Hashemi	39	Director, Group President, Chief Technology Officer

Michael A. Grollman	39	Director, President, Chief Operating Officer

Sam H. Carr	44	Director, Senior Vice President, Chief Financial Officer

Richard C. Kim	42	Director

Charles E. Martin	41	Director

      Directors, Executive Officers and Significant Advisors

      Lou L. Ross. Mr. Ross has served as our Chairman of the Board and Director since 1996 and assumed Chief Executive Officer duties in March 1998. Mr. Ross served as Chief Executive Officer of Intel Malaysia from 1970 to 1975. From 1976 to 1996, Mr. Ross served in a technical consulting capacity for various electronics manufacturing firms, including Labelab and Advanced Semiconductor Engineering.

      Majid M. Hashemi. Mr. Hashemi became our Group President in December 2000. Mr. Hashemi also previously served as our President from September 2000 to December 2000. From 1995 to 2000, he served as the principal design engineer for National Semiconductor located in Silicon Valley. He served as a Senior Device Engineer at Motorola from 1993 to 1995. Mr. Hashemi received his Masters of Science in electrical engineering from the University of

California at Los Angeles and his Ph.D. in electrical engineering from North Carolina State University.

      Michael A. Grollman. Mr. Grollman first became our Chief Operating Officer in October 2000. We appointed Mr. Grollman our President in April 2001. From 1998 to September 2000, Mr. Grollman served as Regional Service Director of MicroAge, Inc., a company that provides custom-configured technology solutions to businesses. He served as General Manager, Executive Vice President and Chief Technology Officer for Advanced Information Systems from 1987 to 1998. Mr. Grollman received his Bachelor of Science degree in chemistry from the State University of New York, and expects to receive his MBA from Arizona State University in 2002.

      Sam H. Carr. Mr. Carr joined us as Chief Financial Officer in October 2000. He served as Senior Vice President of Finance and Chief Financial Officer for e-dentist.com, formerly known as the Pentegra Dental Group, Inc., from 1997 to 2000. From 1996 to 1997, Mr. Carr served as Chief Financial Officer and Chief Development Officer for a consolidator of podiatry practices. Mr. Carr received his Bachelor of Business Administration from the University of Texas at Austin and an Executive MBA from the University of New Mexico. Mr. Carr is also a certified public accountant.

      Richard C. Kim. Mr. Kim has served as one of our directors since October 2000. Mr. Kim currently serves as a director and Chairman of E4world Corp., formerly known as KoreaStation. Mr. Kim became a director of KoreaStation in September 1999 and continued his service in the successor entity, E4world Corp., commencing on January 1, 2001. Mr. Kim also co-founded OHost Corporation, a subsidiary of E4world Corp. Mr. Kim received his Bachelor of Science degree in electrical engineering and computer science from the University of California at Berkeley and his Master of Science and Ph.D. in electrical engineering from the University of Minnesota.

      Charles E. Martin. Mr. Martin co-founded Kinetic Thinking, a management consulting firm that specializes in technology-based solutions for process improvement and strategic direction, and has been President since its inception in November 1999. From July 1997 to November 1999, Mr. Martin served as Chief Information Officer for MicroAge, Inc. He also held the position of Vice President of Professional Services in Ecadvantage, MicroAge’s electronic commerce subsidiary. Before MicroAge, Mr. Martin worked for Solutions Consulting from July 1996 until July 1997, Ernst &Young, LLP from February 1995 until July 1996 and Digital Equipment Corporation for the two years prior. Mr. Martin served in the U.S. Navy submarine service. Mr. Martin received his Bachelor of Science degree in accounting from Arizona State University.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

      The following table sets forth, as of May 18, 2001, certain information with respect to beneficial share ownership by each of our executive officers and directors, by all executive officers and directors as a group and by all persons known to management to own more than 5% of our outstanding common stock. Except as otherwise indicated, the shareholders listed have sole investment and voting power with respect to their shares. The amounts and percentages are based on 47,357,498 shares of common stock outstanding as of May 18, 2001.

	Number of
	Common Shares		Percent of
Name of Beneficial Owner(1)	Beneficially Owned		Outstanding shares

Lou L. Ross	3,455,040	(2)	7.3%

Majid Hashemi	2,866,700	(3)	5.7%

Michael A. Grollman	750,000	(4)	1.6%

Sam H. Carr	750,000	(5)	1.6%

Richard C. Kim	20,000	(6)	*

Charles E. Martin	5,000	(7)	*

All officers and directors as a group (5 persons)	7,846,740		16.2%

(1)	A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the date set forth above through the exercise of any option, warrant or right. Shares of common stock subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage of the person holding such options, warrants or rights, but are not deemed outstanding for computing the percentage of any other person.

(2)	Includes 1,000,000 shares held by Mr. Ross’ wife.

(3)	Includes 2,766,700 shares underlying currently exercisable stock options.

(4)	Includes 650,000 shares underlying currently exercisable stock options.

(5)	Includes 750,000 shares underlying currently exercisable stock options.

(6)	Includes 20,000 shares underlying currently exercisable stock options.

(7)	Includes 5,000 shares underlying currently exercisable stock options.

*	Indicates less than 1%.

DESCRIPTION OF SECURITIES

Common Stock

      As of May 18, 2001, we are authorized to issue up to 120,000,000 shares of common stock, par value $0.01 per share. As of the date of this prospectus, there were 47,357,498 shares of common stock outstanding and 418 holders of record of common stock. Each holder of common stock is entitled to one vote for each share held on all matters. Our articles of incorporation and bylaws do not provide for cumulative voting in elections of directors and all other matters brought before stockholder meetings.

      The holders of our common stock are entitled to receive such dividends, if any, as may be declared by our board of directors from time to time out of legally available funds. The dividend rights of our common stock are junior to any preferential dividend rights of any outstanding shares of preferred stock. The holders of our common stock also are entitled to receive distributions upon our liquidation, dissolution or winding up of our assets that are legally available for distribution, after payment of all debt and other liabilities and distribution in full of preferential amounts, if any, to be distributed to holders of our preferred stock.

      The holders of our common stock are not entitled to preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

      Our board of directors is authorized by our articles of incorporation to issue up to 4,000,000 shares of one or more series of preferred stock, par value $.10 per share. No shares of such preferred stock have been authorized for issuance by our board of directors, and we have no present plans to issue any such shares. In the event that the board of directors issues shares of serial preferred stock, it may exercise its discretion in establishing the terms of such preferred stock.

      Our board of directors may determine the voting rights, if any, of the series of preferred stock being issued, including the right to:

•	vote separately or as a single class with the common stock and/or other series of preferred stock;

•	have more or less voting power per share than that possessed by the common stock or other series of preferred stock; and

•	vote on specified matters presented to the shareholders or on all of such matters or upon the occurrence of any specified event or condition.

      If our company liquidates, dissolves or winds up, the holders of our preferred stock may be entitled to receive preferential cash distributions fixed by our board of directors when creating the particular preferred stock series before the holders of our common stock are entitled to receive anything. Preferred stock authorized by our board of directors could be redeemable or convertible into shares of any other class or series of our stock.

      The issuance of preferred stock by our board of directors could adversely affect the rights of holders of the common stock by, among other things, establishing preferential dividends, liquidation rights or voting powers.

Stock Option Plan

      Our board of directors adopted the 2000 Stock Option Plan effective January 1, 2001. Our stockholders formally approved the 2000 Stock Option Plan on February 14, 2001.

Summary of 2000 Plan

      The following is a summary of certain provisions of the 2000 Stock Option Plan:

Administration

      Either our board of directors or a committee appointed by our board of directors may administer the 2000 Stock Option Plan.

Eligibility

      Nonqualified Options. Nonqualified options may be granted only to our officers, directors, including our non-employee directors, employees and advisors who, in the judgment of the committee, are responsible for our management or our success and who, at the time of the granting of the nonqualified options, are our officers, directors, employees or advisors.

      Incentive Options. Incentive stock options may be granted only to our employees who, in the judgment of the committee or our board of directors, are responsible for our management or our success and who, at the time of the granting of the incentive stock option, are also our employees. No incentive stock option may be granted under the 2000 Stock Option Plan to any individual who would, immediately before the grant of such incentive stock option, directly or indirectly, own more than 10% of the total combined voting power of all classes of our capital stock unless:

•	such incentive stock option is granted at an option price not less than 110% of the fair market value of the shares on the date the incentive stock option is granted; and

•	such incentive stock option expires on a date not later than five years from the date the incentive stock option is granted.

Option Price

      The purchase price as represented by our common stock offered under the 2000 Stock Option Plan must be at least 100% of the fair market value of our common stock (if the option is an incentive stock option), or at least 25% of the fair market value of our common stock at the time the option is granted (if the option is a nonqualified option), or such higher purchase price as may be determined by the committee or our board of directors at the time of grant. If, however, we grant an incentive stock option to an individual who would, immediately before the grant, directly or indirectly own more than 10% of the total combined voting power of all of our classes of stock, the purchase price of the shares of our common stock covered by such incentive stock option may not be less than 110% of the fair market value of such shares on the day the incentive stock option is granted. As the price of our common stock is currently quoted on the Over the Counter Bulletin Board, the fair market value of our common stock underlying options granted under the 2000 Stock Option Plan shall be the last closing sale price of our common stock on the day the options are granted. If there is no market price for our common stock, then our board of directors and the committee may, after taking all relevant facts into consideration, determine the fair market value of our common stock.

Exercise of Options

      An option holder under the 2000 Stock Option Plan may exercise his or her option in whole or in part as provided under the terms of the grant, but in no event shall an option be exercisable after the expiration of ten years from the grant date. An option holder may not exercise any option after the option holder ceases to be one of our employees except in the case of disability or death. Our committee may, however, extend the right of exercise up to three months after the date of termination of the option holder’s employment with us. If we terminate an option holder’s employment by reason of disability, the committee or our board of directors may extend the exercise period for a specified period, generally one year, following the date of termination of the option holder’s employment. If an option holder dies while in our employ and the option holder has not fully exercised his or her options, the options may be exercised in whole or in part at any time within one year after the option holder’s death by the executors or administrators of the option holder’s estate or by any person or persons who acquired the option directly from the option holder by bequest or inheritance.

      In the event of the death of an employee or consultant while in our employ, the committee or our board of directors is authorized to accelerate the exercisability of all outstanding options under the 2000 Stock Option Plan.

      Under the 2000 Stock Option Plan, we may grant one or more options to an individual, as long as the aggregate fair market value of the shares covered by incentive options exercisable for the first time during any calendar year shall not exceed $100,000.

Acceleration and Exercise Upon Change of Control

      All option holders’ unvested options automatically will become exercisable in the event of a change of control of our company as defined in the 2000 Stock Option Plan.

Payment For Option Shares

      An option holder may exercise his or her options by delivering written notice to us at our principal office setting forth the number of shares with respect to which the option is to be exercised, together with cash or certified check payable to us for an amount equal to the option price of such shares. We may not issue any shares underlying an option grant until full payment has been made of all amounts due. We will deliver a certificate or certificates representing the number of shares purchased as soon as practicable after payment is received. Our board of directors or the committee may, in its discretion, permit the holder of an option to pay all or a portion of the exercise price by a simultaneous sale of our common stock to be issued upon exercise of an option pursuant to a brokerage or similar arrangement.

Termination of the 2000 Stock Option Plan

      The 2000 Stock Option Plan will terminate on December 1, 2010, unless our board of directors terminates the 2000 Stock Option Plan prior to its expiration date. Any option outstanding under the 2000 Stock Option Plan at the time of termination shall remain in effect until the option is exercised or expires.

Amendment of the 2000 Stock Option Plan

      Our board of directors may at any time modify or amend the 2000 Stock Option Plan without obtaining the approval of our shareholders as it shall deem advisable to comply with Section 422 of the Internal Revenue Code or Rule 16b-3 of the Securities and Exchange Act of 1934, as amended, or in any other respect.

Transferability of Options

      An option holder may not assign any option under the 2000 Stock Option Plan other than by will or the laws of descent and distribution or if our board of directors or the committee agrees otherwise.

Issuance and Reservation of Shares

      We have issued options to purchase an aggregate of 4,914,501 shares of our common stock. We have reserved a total of 7,000,000 shares of our common stock for issuance under the 2000 Stock Option Plan.

INTERESTS OF NAMED EXPERTS AND COUNSEL

      None.

ORGANIZATION WITHIN LAST FIVE YEARS

      We changed our name to National Scientific Corporation and commenced our current business operations in May 1996. We originally incorporated in Texas as American Mortgage Company, Inc. in 1953. From 1953 to 1996, our business involved buying and selling mortgages and maintaining various mortgage portfolios and we have abandoned this line of business. In 1996, we also acquired a water reclamation business that also sold environmentally sensitive cleaning products. We sold this business in September 1997 and have subsequently focused on our current business of developing our performance-enhancing devices and designs.

BUSINESS

General

      Our primary business involves the research and development of devices and designs that will enhance the performance of semiconductors, integrated circuits, electronics and telecommunications products.

      We plan to continue to perform research and develop these devices and designs as well as develop new performance-enhancing devices and designs for use in the semiconductor, integrated circuit, electronics and telecommunications industries. We believe our devices and designs will improve the performance quality standards in the semiconductor and electronics industries. We believe that the implementation of our devices and designs in various semiconductor and electronics products will allow these products to process information and operate in a faster, more efficient and more reliable manner. We have also entered into strategic agreements to sell complementary products developed by our competitors.

      We believe our decentralized business model is capable of adding other operating divisions as we grow from our purely research and development roots into a research, development and production organization. We plan to generate revenues through the manufacturing of certain products in semiconductor fabrication plants and through sales of related technologies. We plan to derive revenue by entering into strategic joint venture licensing agreements, development agreements and other arrangements with manufacturing firms and/or entities that will incorporate our technologies into their products.

      To generate revenue to fund our core business, we are currently engaged in the import/export business of distributing electronic and other semiconductor-related products to customers in Asia and the United States.

Strategic Alliances

      Over the past year we have entered into several strategic alliances to generate revenue for the research and development and marketing efforts of our core business.

      We entered into an import/export agreement in January, 2001, with E4world Corp., an entity in which one of our directors, Richard Kim, is also a member of the board of directors.

E4world coordinates the logistics of the import of Korean-manufactured personal computer/electronic components to U.S. distributors. We buy and sell electronic devices on the world market. E4world provides us supporting contractual relationships among the Korean and U.S. participants to properly conduct our redistribution of the Korean-manufactured products and other products. E4world has committed to provide us access to the resale of $10 million worth of personal computer/electronic components over the next year. We pay E4world a commission on all sales that we make pursuant to our relationship with E4world. We have advanced $100,000 to E4world as prepayment of future commissions. E4world pays us 1-2% interest per annum on the amount advanced but not yet earned as commissions. We believe our agreement with E4world will enhance our relationships with foreign manufacturers and established U.S. distributors, helping us to build an effective network of relationships to better exploit our intellectual property at a future date. We believe our relationship with E4world will also provide us with a steady stream of revenue over the next year while we implement our business plan.

      We entered into an agreement with a leading Taiwanese foundry, United Microelectronics Corporation, in March 2000. United Microelectronics provides manufacturing capacity for certain of our products and designs, specifically meeting our needs for a wafer supply for the production of our radio frequency CMOS chips. We provide designs and computer drawings to United Microelectronics and it implants those designs on wafers. The wafers are then used to produce wireless transceivers for communication applications that require lower power consumption, simpler design and smaller die size. We believe United Microelectronics is a dominant force in high-speed, high-frequency foundry services, and as such, we believe our alliance with United Microelectronics addresses our need for the advanced radio frequency and high-speed process capability that will be required for manufacturing our wireless products. Further, we believe our alliance with United Microelectronics will enhance our existing research and development and production relationships.

      We entered into a joint venture agreement with Ramtron International Corporation in March 2001 to assist Ramtron in identifying manufacturers in Malaysia that can manufacture Ramtron’s Ferro-electric random access memory devices (FRAM). We have agreed to assist Ramtron and its Malaysian manufacturers develop and sell Ramtron’s FRAM technologies. In consideration for our efforts, Ramtron has granted us revenue and licensing rights to manufacture and sell Ramtron’s FRAM technologies. Ramtron also provides us design, device and process engineering support, as well as business guidance in developing and maintaining manufacturing facilities and relationships in Malaysia. We believe our successful negotiation for the manufacture of Ramtron’s technologies in Malaysia will lead to a long productive relationship with Ramtron and will increase our visibility in the Malaysian semiconductor industry, as well as the international semiconductor industry.

      We recently entered into an exclusive distribution agreement with Phoenix Semiconductor, Inc., which grants us the exclusive right to purchase and redistribute Thyristor™ and Schottky™ wafer-related products manufactured by Phoenix Semiconductor to retailers, wholesalers and other customers under our name. Although we have obtained the right to manufacture Thyristor and Thyristor-related products, we have contracted with Phoenix Semiconductor to manufacture such products. There are no restrictions on our distribution of the products. We must pay Phoenix Semiconductor a licensing fee based on a percentage of revenue that we earn on the sales of the licensed products. We also have agreed to prepay a portion of these licensing fees. We believe our association with the quality products of Phoenix Semiconductor will build our reputation in the semiconductor industry and increase awareness of our name in Arizona and surrounding states. Furthermore, we believe the Thyristor is a particularly valuable product, as further explained in this prospectus under the description of our business and products.

      We have also entered into a series of multi-year contracts with Korean technology manufacturers, which are currently dormant. Under these contracts, we have the opportunity to buy semiconductor-related parts and products from U.S. manufacturers and distribute these products to the Korean technology manufacturers. We would also be redistributing the electronic products of the Korean technology manufacturers to U.S. customers. Revenue derived from these contracts will enable us to fund the expansion of our business infrastructure, and to start our transformation from a primarily research and development company to a more complete and operational full-line business, including building our experience in importing offshore manufactured components and assemblies and creating relationships with access to U.S. and international distribution channels. Additionally, the contracts with the Korean technology manufacturers will enhance our overall marketing efforts and will provide the needed revenue for us to expand our market base.

Our Products and Intellectual Property

      We believe our technologies are “cutting edge” within the semiconductor industry, and accordingly we have sought to capitalize upon the following innovations in a timely manner:

      Heterojunction Bipolar Transistor

      We filed a United States patent application for a Heterojunction Bipolar Transistor on September 30, 1997 and we filed for a Patent Cooperation Treaty international patent application for this device on September 8, 1998. The United States Patent and Trademark Office issued us U.S. patent 5,912,481 for the novel design and architecture for a silicon-based gallium phosphide/gallium arsenide heterojunction bipolar transistor on June 15, 1999. We were also successful in our Continuation in Process application on this device, as the United States Patent and Trademark Office issued us a patent on January 9, 2001 under US patent 6,171,920, covering intellectual property required to manufacture the transistor.

      Bipolar transistors are used in the manufacture of digital circuits that are found in devices such as cellular phones, personal computers and automotive circuitry. We intend to implement our patented design of the hetrojunction bipolar transistor in digital circuits, high frequency microwave circuits and linear applications. As the communication industry demand for higher frequency devices accelerates, the advantages of using silicon-based components diminish. By combining the low cost of silicon production with the efficiency of a Gallium Phosphate/Gallium Arsenide emitter, we believe we now have the technology in place to meet future industry requirements. We believe our transistor can be up to three times faster than conventional state-

of-the-art transistors while reducing noise by half and increasing the gain up to five times depending on the specific type of application. We hope to license this patented technology to an existing manufacturer and marketer of heterojunction bipolar transistors on a royalty and license fee basis. We also may manufacture and sell the product directly to the manufacturers of products such as cellular phones, personal computers and automotive circuitry. We also may explore joint ventures with established firms in the industry to provide assistance in fully developing our bipolar transistors economic potential.

      Monolithic Inductor

      We filed a United States patent application for a Monolithic Inductor on October 31, 1997 and we filed for a Patent Cooperation Treaty international patent application for this device on October 27, 1998. The United States Patent and Trademark Office issued us U.S. patent 6,013,939 for this device on January 11, 2000.

      Inductors are used in a wide range of electronic circuits for telecommunications applications and are mostly used in electronic devices that manipulate radio signals, where the inductor helps to smooth and isolate specific frequencies from a mixed frequency group of signals. Our design is compatible with current integrated circuit manufacturing technology and requires no additional steps to be included in the manufacturing process. We believe that our device will allow for appropriate levels of inductance even when operating at frequencies where current generation inductors fail to perform. We plan to license our patent to an existing manufacturer and marketer of monolithic inductors on a royalty and license fee basis. We also may manufacture and sell our inductors directly to the manufacturers of products such as cellular phones, pagers, wireless local area network (LAN) cards, HyperLAN devices, and other higher frequency radio frequency (RF) devices. We believe that a market exists for an off-chip version of this device and we currently are developing an off-chip version.

      Distributed Amplifier

      We filed a United States patent application for a Distributed Amplifier on July 10, 1998 and we filed for a Patent Cooperation Treaty international patent application for this device on June 15, 1999. The United Sates Patent and Trademark Office issued to us U.S. patent 6,008,694 on December 28, 1999.

      Amplifiers are used in all electronic products that require some level of power increase such as telecommunications and microwave products, internet communications, automotive products, biomedical products and in most automated manufacturing functions. Our design provides enhanced linearity, improved gain-bandwidth and superior efficiency for medium and high frequency applications. Individually improving power, linearity, and bandwidth in today’s generation of amplifiers has been relatively straight forward, but simultaneously optimizing these important characteristics has been a difficult challenge. Current microwave communication devices require high linearity and medium bandwidth at modest RF power levels. A number of designs have been developed to meet these requirements, but they are often complicated and costly to make.

      Our new topology for amplifiers uses a conjugated matched transistor pair. We believe this topology overcomes many of the limitations in the current architecture in the low noise, power, and medium bandwidth applications. We believe it further reduces process costs by using fewer components and eliminating complex matching requirements.

      Our design utilizes a resonant type standing wave amplifier architecture (SWA) that efficiently removes unwanted harmonics. This is achieved with two quarter-wave transmission lines between stages to match two amplifiers at the input and output. The first section is used as an impedance inverter to conjugate match one amplifier to the next. The second section is used to match the two amplifiers to the output impendence simultaneously at the input and output to maintain coherence and achieve maximum gain. SWA architecture negates 3rd order harmonic interference producing a significant improvement in linearity and a corresponding improvement in power efficiency. We believe the SWA technology in our design can reduce manufacturing cost by using fewer components, reduce power requirements through improvement in efficiency, has no complicated matching circuitry, increases the gain-bandwidth, and substantially improves stability.

      We plan to license our patent to an existing manufacturer and marketer of similar amplifiers in monolithic form, on a royalty and license fee basis to manufacture and sell the product directly to the manufacturers of products such as Bluetooth circuits, home RF devices, other wireless LAN cards, HyperLAN devices, and other higher frequency RF devices. We may also consider joint ventures with established firms in the amplifier area to provide assistance in fully developing our amplifier’s potential.

      Static Random Access Memory & TMOS™ Memory Care

      The United States Patent Office granted us Patent 6,104,631 on August 15, 2000, for static memory cell with load circuit using a tunnel diode. We filed for a Patent Cooperation Treaty international patent application for this design as well, and have additional patents pending on enhancements to this design.

      We believe the primary application for this technology is in the manufacture of Static Random Access Memory devices (SRAM). Our design consists of a memory cell plan. This design needs to be combined with other circuits to make a complete SRAM chip design. SRAM is a key and integral component of digital computing devices such as microcomputers and workstations that depend on an ever-increasing amount of memory to improve performance. SRAM is also widely used in battery-powered devices, such as Personal Data Appliances and cell phones, due to power consideration. We believe our design is superior to existing SRAM cell designs because it offers high-speed operation along with extremely low power consumption due to the absence of a special power intensive transistor in our design found in standard SRAM designs.

      Computers and many other products require memory functions. The constant goal of memory manufacturers is to provide the fastest and smallest memory that uses the least power at the lowest costs. Our TMOS memory core cell consumes several orders of magnitude less dynamic power than a conventional 6 Transitor SRAM core cell. We believe this feature will be of immense interest to mobile communication manufacturers because they are constantly striving to reduce power requirements, extend battery life and offer more features in a smaller package. We believe our design offers them these significant advantages. We have successfully completed our first silicon and we are entering a period of qualification and testing. We believe that additional tests and development will need to occur to this technology to fully define and exploit its economic potential.

      We plan to license our patent to an existing manufacturer and marketer of similar SRAM devices on a royalty and license fee basis. We also may manufacturer and sell our design directly to electronics distributors and to the manufacturers of products such as personal computers, cell phones, and personal data appliances. We also may consider joint ventures with established firms in the memory area to provide assistance in fully developing this technology’s economic potential.

      Mode Dielectric Resonator

      We filed a United States patent application for a mode dielectric resonator on June 18, 1998 and we filed for a Patent Cooperation Treaty international patent application for this device on May 26, 1999. The US Patent and Trademark Office issued us U.S. patent 6,169,467 for this device on January 2, 2001.

      Resonators are used in many applications, including microwave oscillators, narrowband microwave filters, radar detectors, speed guns, automatic door openers, cellular and portable phones and global positioning satellites. Our resonator design significantly reduces the device size while substantially improving the quality factor. We believe the shrink in size and the significant improvement in quality of this new design can have a beneficial impact on the mobile communications markets. Our design allows size reductions of up to 85% in 8 key applications. This reduction in size translates into a significant reduction in cost for the makers of products that use resonators. We believe that such miniaturization will play an important role in the next generation of portable communication products. We believe the higher quality and better performance of our resonator can help manufacturers markedly improve the battery life of their products.

      We have started to produce our resonator in a limited quantity through a leading manufacturer of resonator technology. We have entered into licensing negotiations with key vendors for this technology as well.

      We plan to license our patent to an existing manufacturer and marketer of similar resonators in discrete form, on a royalty and license fee basis. We also may manufacture and sell the product directly to the manufacturers of products such as high-speed wireless LAN cards, HyperLAN devices, and other higher frequency RF devices. We also may consider joint ventures with established firms in the resonator area to provide assistance in fully developing this technology’s economic potential.

      High Frequency Wireless Transceiver

      We filed a United States patent application for a PLL sub-component of a high frequency wireless transceiver in April of 2001. This patent application resulted from an overall effort to design an optimized single chip RF transceiver.

      RF transceivers allow the transmission and reception of radio waves. Significant effort in the semiconductor industry has been directed toward designing a device with low power consumption and lower cost to manufacture. Our wireless team is developing a generic transceiver Integrated Circuit for wireless applications primarily targeting the 2.4 GHz frequency ranges, that is an unlicensed band allowed by Federal Communications Commission. There are several major industries that can benefit from a generic, and robust transceiver design in this frequency band such as Bluetooth, IEEE802.11b, HomeRF, cordless phones, and some wireless sensors markets.

      We plan to license our transceivers to manufacturers of Bluetooth, IEEE802.11b, HomeRF and related devices. We also are planning to start a program to offer design services using our wireless design team on a very limited basis. We intend to use a combination of different advertising techniques to generate interest in this service, including print advertising and Internet advertising.

      Thyristors

      Thyristors are voltage transient suppressor devices that prevent over voltage damage by limiting voltages and shunting surge currents away from sensitive circuits in telecommunications, computers, multimedia and many other data processing system applications. This type of voltage break over-triggered thyristors are widely accepted in the current loops in telecommunication equipment such as central office stations, repeaters, the entrance terminals of commercial building and residence, and many control systems in place of conventional gas discharge tubes. We believe that our thyristors will offer customers in the telecommunications and other industries a number of advantages, including fail-safe and bi-directional protection, high-voltage protection with high surge current capability, improved capacitance balance, reduced size of drive circuits, and fast break over response over wide voltage ranges. This means that the device can cut off a power surge quickly, before significant damage is done to other circuits. As a related part of this effort, we are exploring the manufacturing and marketing of Schottky diodes as well. These devices share some manufacturing and market characteristics with thyristors, allowing us to gain leverage from any infrastructure we develop to exploit the thyristor market.

      In May of 2001 we announced the sales of 14,000,000 thyristors to a new client in the U.S., with delivery in approximately equal monthly shipments phases starting in June of 2001. Initially, we plan to subcontract the manufacture of thyristors to Phoenix Semiconductor, Inc., a Tempe, Arizona based manufacturer, and to market thyristors to a variety of other customers in the U.S. and elsewhere.

      We plan to locate additional customers with current requirements for thyristors, and using a direct sales model, offer them contracts for the delivery of these devices. We may manufacture these in offshore locations such as Malaysia, South Korea, China, or Taiwan in order to gain additional cost advantage for the product line. We currently have begun discussions with manufacturers overseas.

      We have spent approximately $130,000 and $1,400,000 respectively, on our research and development activities during the fiscal years ended September 30, 2000 and 1999. We plan to spend increased capital resources on further development of these designs and devices as well as other similar technologies.

Industry

      We have performed extensive research into the major semiconductor manufacturing companies regarding their products and the manufacturing processes available to them. The results of this research have confirmed the belief of our management and consultants that the increased performance and efficiencies inherent in our devices, designs and process are of interest to many key sectors of the semiconductor industry. The largest target market for our products is the SRAM market, where worldwide sales are expected to be around $4 billion in 2001. Market size for the other devices is more difficult to quantify, due to the numerous wide and diverse applications in which these technologies are imbedded within. However, given the overall electronics global market size is approximately $220 billion in 2001, we believe that all the products are targeted at markets within the electronics industry that exceed $100 million in size. The semiconductor industry is characterized by intense competition. Although we believe our technologies are competitive, our technologies experience intense competition from numerous domestic and foreign companies that have substantially greater financial, technical, manufacturing and marketing resources than us.

Employees

      We have fifteen full time employees. Ten employees work in our Phoenix, Arizona corporate office and five employees work in our research and development facility in San Jose, California.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview

      Since May 1996, we have been engaged in extensive research and development activities that have resulted in the issuance of five U.S. Patents. We also have several patents pending. Our current activities include:

•	Research, including clinical trials;

•	Product development;

•	Development of markets and distribution channels;

•	Negotiation of strategic alliances;

•	Patent applications;

•	Raising capital;

•	Development of corporate infrastructure; and

•	Initial operations (beginning in May 1996).

      For a complete understanding of these activities, this Management’s Discussion and Analysis should be read in conjunction with Part I, Item 1-Description of Business and Part II, Item 7-Financial Statements to our Form 10-KSB for the year ended September 30, 2000, which is incorporated by reference.

      Development of additional wireless and memory technologies and the associated design development and manufacturing processes will require us to make significant additional investments in research and development. We believe continued investment in both technologies and processes is critical to our success and in the case of our memory technology, to the ultimate commercial realization of such technologies as our tunnel diode memory technology. Our current research and development activities focus upon expanding our existing technology by developing new low-density and high-density applications, materials and processes, design concepts and architectures.

Results Of Operations

Years Ended September 30, 2000 and 1999

      Our company generated no revenue for the years ending September 30, 2000 and September 30, 1999.

      Research and development expenditures increased to $1,433,751 for the year ended September 30, 2000, from $130,463 for the year ended September 30, 1999. We incurred a significant portion of research and development costs for the year ended September 30, 2000 through engaging research and development personnel to our facility in San Jose, California.

      Costs and expenses increased to $4,585,815 from $691,827 for the years ended September 30, 2000 and 1999, respectively. We issued restricted stock for a significant portion of the research, consulting and capital formation costs of approximately $3,200,000 in fiscal 2000 and $350,000 in fiscal 1999, in order to conserve cash during both years. As a result, cash expenditures for the fiscal years for costs and expenses were approximately $1.0 million and $349,000 for fiscal 2000 and 1999 respectively.

      The interest expense of approximately $5,200 in fiscal 2000 resulted from interest paid for a note payable in the amount of $110,000 that was repaid in March 2000. We currently have no outstanding debt, and we do not pay any interest charges. We have also generated $317,780 in revenues for the six month period ending March 31, 2001.

Liquidity and Capital Resources

      We have not been profitable and have experienced negative cash flow from our operations due to our substantial on-going investment in research and development efforts and expenditures to build the appropriate infrastructure to support our growth. Consequently, we have been dependent on private placements of equity to fund cash requirements.

      We have established a credit facility with Wells Fargo HSBC Trade Bank earlier this year to aid in our import/export business. Wells Fargo provides us with a secured credit facility for the aggregate sum of $500,000. We anticipate that the credit facility will provide a solid financial transactional infrastructure for our operations in Asia and in Europe over the next several years. Additionally, we believe Wells Fargo can provide us with access to a significant international network of financial resources, especially in Asia.

      As of September 30, 2000, our cash and cash equivalents totaled $2,584,900 and total current assets were $2,890,456. We have recently initiated product marketing efforts after several years of research and development and have not recovered our investment in terms of both cash flow and profitability. At our current operating rate, we believe we will have sufficient cash reserves to operate through September 30, 2001.

      We expect to increase our research and development expenditures to help bring our existing products to the point of market readiness by producing prototypes and design and process specifications. We plan to hire additional personnel to accomplish our goal of bringing our products to market. We can provide not assurance that we will be successful in our planned research and development endeavors.

DESCRIPTION OF PROPERTY

      We lease 1,290 square feet of office space in Phoenix, Arizona for our corporate offices. The lease for the Phoenix facility expires September 30, 2001 and is at a rental rate of $5,832 per month. Additionally, we lease 1,551 square feet of office space in San Jose, California for our research and development efforts. The San Jose lease expires August 31, 2003, is non-cancelable and is at a rental rate that ranges from $3,878 to $4,275 per month, plus increases in operating expenses.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      During fiscal 2000, we loaned Lou L. Ross, Chairman, $200,000, for which he signed a ten percent (10%) note payable to us, with a due date of December 1, 2000. As of September 30, 2000, we had recorded interest income and accrued interest receivable of $9,275. We extended the term of the note with Mr. Ross to December 1, 2001.

      In September 1999, Mr. Ross purchased from us 1,580,040 shares of restricted common stock in exchange for 840,000 shares of our common stock which he had held for more than one year. In connection with this transaction, we agreed to pay to Mr. Ross 4% of our gross revenue.

      As described in the strategic alliance section of this prospectus, we have advanced $100,000 in pre-paid commissions to E4world Corp. Dr. Richard Kim, a director of our company, is a director of E4world Corp.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

      The principal United States market for our common stock is the Over the Counter Bulletin Board. The following is the high and low closing sale prices for our common stock:

Fiscal 2001	High	Low

Third Quarter (through May 31, 2001)	$1.81	$1.09

Second Quarter	$3.182	$1.260

First Quarter	$5.062	$1.040

Fiscal 2000	High	Low

Fourth Quarter	$8.25	$4.969

Third Quarter	$10.187	$3.875

Second Quarter	$19.125	$1.625

First Quarter	$3.187	$0.205

Fiscal 1999	High	Low

Fourth Quarter	$0.31	$0.170

Third Quarter	$0.296	$0.130

Second Quarter	$0.39	$0.10

First Quarter	$0.26	$0.11

      The above prices presented are bid prices that represent prices between broker-dealers and do not include retail mark-ups and mark-downs for any commissions paid to the dealer. These prices may not reflect actual transactions.

      We have not paid any dividends during the last two fiscal years.

      We have 418 stockholders of record of our common stock as of May 18, 2001.

DETERMINATION OF OFFERING PRICE

      The per share price of our common stock will be determined by a formula set forth in the common stock purchase agreement based on the volume weighted average market price of our common stock for the 60 day period preceding our request for a draw less an 8% discount.

Please review the Plan of Distribution section of this prospectus for a more detailed description of how the offering price is calculated.

PLAN OF DISTRIBUTION —EQUITY DRAW DOWN FACILITY

COMMON STOCK PURCHASE AGREEMENT

      We entered into a common stock purchase agreement on May 14, 2001, with Coriander Enterprises Limited, a British Virgin Islands corporation, for the future issuance and purchase of shares of our common stock. This common stock purchase agreement establishes what is sometimes termed an equity line of credit or an equity draw down facility.

      In general, the draw down facility operates as follows: the investor, Coriander Enterprises Limited, has committed to provide us up to $24 million as we request it over a 24 month period, in return for common stock we issue to Coriander Enterprises Limited. Once every 22 trading days, we may request a draw. The amount we can draw at each request must be at least $50,000. The maximum amount we can actually draw for each request is also limited to the lesser of $1,000,000 and 6% of the weighted average price of our common stock for the 60 days prior to the date of our request multiplied by the total trading volume of our common stock for such 60 day period. We may request a maximum of 24 draws during the 24-month period. We are under no obligation to issue any shares to Coriander Enterprises Limited or to request a draw down during any period.

      Each 22-day trading period following a draw down request is divided into two 11 trading day settlement periods. After each 11 trading day settlement period, the final draw down amount for that settlement period is determined. We are entitled to receive funds on the 13th trading day and the 24th trading day following the delivery of a draw down notice. The final draw down amount will be reduced by 1/22 for each day during which any of the event described under “Amount of Draw Down” on page 35. We then use the formulas in the common stock purchase agreement to determine the number of shares that we will issue to Coriander Enterprises Limited in return for that money. The formulas for determining the actual draw down amounts, the number of shares that we issue to Coriander Enterprises Limited and the price per share paid by Coriander Enterprises Limited are described in detail in the common stock purchase agreement. The aggregate total of all draw downs under the equity draw down facility cannot exceed $24 million.

      The per share dollar amount that Coriander Enterprises Limited pays for our common stock for each draw down includes a 8% discount to the average daily market price of our common stock for each day during the 22 day trading period after our draw down request, weighted by trading volume during each such trading day. We will receive the amount of the draw down less an escrow agent fee of $1,000 and a placement fee equal to 6% of gross proceeds payable to the placement agent, Ladenburg Thalmann & Co. Inc., which introduced Coriander Enterprises Limited to us. The price per share that Coriander Enterprises Limited ultimately pays is determined by dividing the final draw down amount by the number of shares that we issue to Coriander Enterprises Limited.

      The common stock purchase agreement prohibits us from drawing funds if the issuance of shares of common stock to Coriander Enterprises Limited pursuant to the draw down would cause the Coriander Enterprises Limited to beneficially own more than 9.9% of our issued and outstanding common stock at the time of issuance. In such cases, we will not be permitted to issue the shares otherwise issuable pursuant to the draw down and Coriander Enterprises Limited will not be obligated to purchase those shares. Of course, any of Coriander Enterprises Limited’s resales of shares would reduce the number of shares it beneficially owns, and would enable us to issue additional shares to Coriander Enterprises Limited without violating this 9.9% condition.

      In connection with the common stock purchase agreement, we issued to Coriander Enterprises Limited at the initial closing a warrant to purchase up to 412,201 shares of our common stock. The warrant has a term from its date of issuance of 3 years. The exercise price of the warrant is $1.67. Coriander Enterprises Limited is under no obligation to exercise this warrant. We issued an identical warrant to Ladenburg Thalmann & Co. Inc.

THE DRAW DOWN PROCEDURE AND THE STOCK PURCHASES

      We may request a draw down by faxing to Coriander Enterprises Limited a draw down notice, stating the amount of the draw down that we wish to exercise and the minimum threshold price at which we are willing to sell the shares.

Amount of the Draw down

      No draw down can be less than $50,000 or more than the lesser of $1 million and 6% of the weighted average price of our common stock for the 60 days prior to the date of our request multiplied by the total trading volume of our common stock for the 60 days prior to our request.

      Additionally, if any of the following events occur during the pricing period, the investment amount for that pricing period will be reduced by 1/22:

•	the volume weighted average price of our common stock is less than the minimum threshold price we designate;

•	our common stock is suspended for more than three hours, in the aggregate, or if any trading day is shortened because of a public holiday; or

•	if sales of previously drawn down shares pursuant to the registration statement of which this prospectus is a part are suspended by us because of certain potentially material events for more than three hours, in the aggregate.

      The volume weighted average price of any trading day during a pricing period on which one of the above events occurs will have no effect on the pricing of the shares purchased during that pricing period.

      Thus, with respect to the first bullet above, if our pricing committee sets a threshold price too high, and if our stock price does not consistently meet that level during the 22 trading days after our draw down request, then the amount that we can draw and the number of shares that we will issue to Coriander Enterprises Limited will be reduced. On the other hand, if we set a threshold price too low and our stock price falls significantly but stays above the threshold price, we will have to issue a greater number of shares to Coriander Enterprises Limited at the reduced price. If we draw on the equity draw down facility, then we cannot make another draw down request until the following draw down period.

Number of Shares

      The 22 trading days immediately following the draw down notice are used to determine the number of shares that we will issue in return for the money provided by Coriander Enterprises Limited, which then allows us to calculate the price per share that Coriander Enterprises Limited will pay for our shares.

      To determine the number of shares of common stock that we can issue in connection with a draw down, take 1/22 of the draw down amount determined by the formula above, and for each of the 22 trading days immediately following the date on which we give notice of the draw down, divide it by 92% of the volume-weighted average daily trading price of our common stock for that day. The 92% accounts for Coriander Enterprises Limited’s 8% discount. The sum of these 22 daily calculations produces the number of common shares that we will issue, unless, as described above, the volume-weighted average daily price for any given trading day is below the threshold amount, trading is suspended for any given trading day or sales made pursuant to the registration statement is suspended, in which case those days are ignored in the calculation.

Sample Calculation of Stock Purchases

      The following is an example of the calculation of the draw down amount and the number of shares we would issue to Coriander Enterprises Limited in connection with that draw down based on the assumptions noted in the discussion below.

Sample Draw down Amount Calculation

      For purposes of this example, suppose that we provide a draw down notice to Coriander Enterprises Limited, and that we set the threshold price at $1.00 per share, below which we will not sell any shares to Coriander Enterprises Limited during this draw down period. Suppose further that the total daily trading volume for the 60 days prior to our draw down notice is 5,000,000 shares and that the average of the volume-weighted average daily prices of our common stock for the 60 days prior to the notice is $1.50. Under these hypothetical numbers, the maximum amount of the draw down is as follows:

•	the total trading volume for the 60 days prior to our draw down notice, 5,000,000, multiplied by

•	the average of the volume-weighted average daily prices of our common stock for the 60 days prior to the draw down notice, $1.50, multiplied by 6%

•	equals $450,000.00.

      The maximum amount we can draw down under the formula is therefore capped at $450,000.00, subject to further reductions if the volume-weighted average daily price of our common stock for any of the 22 trading days following the draw down notice is below the threshold price we set of $1.00. For example, if the volume-weighted average daily price of our common stock is below $1.00 on three of those 22 days, the $450,000.00 would be reduced by 1/22 for each of those days and our draw down amount would be 19/22 of $450,000.00, or $388,636.36.

Sample Calculation of Number of Shares

      Using the same hypothetical numbers set forth above, and assuming that the volume-weighted average daily price for our common stock is as set forth in the table below, the number of shares to be issued based on any trading day during the draw down period can be calculated as follows:

1/22 of the draw down amount of $450,000.00 divided by

92% of the volume-weighted average daily price.

      For example, for the first trading day in the example in the table below, the calculation is as follows: 1/22 of $450,000.00 is $20,454.55. Divide $20,454.55 by $1.84, representing 92% of the volume-weighted average daily price for that day of $2.00 per share, to get 11,117 shares. Perform this calculation for each of the 22 measuring days during the draw down period, excluding any days on which the volume-weighted average daily price is below the $1.00 threshold price, and add the results to determine the number of shares to be issued. In the table below, there are three days that must be excluded: days 20, 21 and 22.

      After excluding the days that are below the threshold price, the amount of our draw down in this example would be $388,636.07. The total number of shares that we would issue to Coriander Enterprises Limited for this draw down request would be 283,157 shares, so long as those shares do not cause the Coriander Enterprises Limited’s beneficial ownership to exceed 9.9% of our issued and outstanding common stock. Coriander Enterprises Limited would pay $1.37 per share for these shares.

	Volume Weighted
Trading Day	Average Price(1)		Draw down Amount	Number of Shares

1	$2.000		$20,454.53	11,117

2	$1.820		$20,454.53	12,216

3	$1.820		$20,454.53	12,216

4	$1.600		$20,454.53	13.896

5	$1.575		$20,454.53	14,116

6	$1.575		$20,454.53	14,116

7	$1.250		$20,454.53	17,787

8	$1.150		$20,454.53	19,330

9	$1.300		$20,454.53	17,102

10	$1.345		$20,454.53	16,530

11	$1.461		$20,454.53	15,218

12	$1.461		$20,454.53	15,218

13	$1.575		$20,454.53	14,116

14	$1.461		$20,454.53	15,218

15	$1.345		$20,454.53	16,530

16	$1.550		$20,454.53	14,344

17	$1.565		$20,454.53	14,207

18	$1.622		$20,454.53	13,707

19	$1.375		$20,454.53	16,170

20	$0.800	(2)	0	0

21	$0.750	(2)	0	0

22	$0.750	(2)	0	0

			388,636.07	283,157

(1)	The share prices are illustrative only and should not be interpreted as a forecast of share prices or the expected or historical volatility of the share prices of our common stock.

(2)	Excluded because the volume-weighted average daily price is below the threshold specified in our hypothetical draw down notice.

      The maximum amount of our draw down for the sample period is $388,636.07 less a 6% cash fee paid to the placement agent of $23,318.16, less a $1,000 escrow fee per settlement, for net proceeds to us of approximately $363,317.91, which amount may be settled by us on the 13th and 24th trading day after each draw down price period commences. The delivery of the requisite number of shares and payment of the draw down will take place through an escrow agent, Epstein, Becker & Green, P.C. of New York. The escrow agent pays the net proceeds to us, after subtracting its escrow fee, and 6% to Ladenburg Thalmann & Co. Inc., our placement agent, in satisfaction of placement agent fees.

Necessary Conditions Before Coriander Enterprises Limited Is Obligated to Purchase Our Shares

      The following conditions must be satisfied before Coriander Enterprises Limited is obligated to purchase any common shares that we may request from time to time:

•	a registration statement for the shares must be declared effective by the Securities and Exchange Commission and must remain effective and available as of the draw down settlement date for making resales of the common shares purchased by Coriander Enterprises Limited;

•	trading in our common shares must not have been suspended by the Securities and Exchange Commission or the Over the Counter Bulletin Board, nor shall minimum prices have been established on securities whose trades are reported on The Nasdaq National Market;

•	we must not have merged or consolidated with or into another company or transferred all or substantially all of our assets to another company, unless the acquiring company has agreed to honor the common stock purchase agreement; and

•	no statute, rule, regulation, executive order, decree, ruling or injunction may be in effect which prohibits consummation of the transactions contemplated by the common stock purchase agreement.

      A further condition is that no Material Adverse Effect, as such term is defined in the common stock purchase agreement, shall have occurred. Furthermore, Coriander Enterprises Limited may not purchase more than 9.9% of our common shares issued and outstanding on any given date.

RESTRICTIONS ON FUTURE FINANCINGS

      The equity line of credit agreement limits our ability to raise capital by selling securities to third parties at a discount to the market price of our common stock during the term of the equity line of credit agreement. We may, however, sell securities at a discount in the following situations:

•	under any presently existing or future employee benefit plan, which plan has been or may be approved by our stockholders;

•	under any compensatory plan for a full-time employee or key consultant;

•	in an underwritten registered public offering;

•	in connection with a strategic partnership or other business transaction, the principal purpose of which is not to raise money;

•	in connection with a private placement of securities if the purchasers do not have registration rights; or

•	a transaction to which Coriander Enterprises Limited gives its written approval.

Termination of the Common Stock Purchase Agreement

      The equity draw down facility established by the common stock purchase agreement will terminate 24 months from the effective date of the registration statement of which this prospectus forms a part. The facility shall also terminate if the following events occur:

•	We file for protection from creditors;

•	Our common stock is delisted from the Over the Counter Bulletin Board, and not promptly relisted on the Over the Counter Bulletin Board, Nasdaq, Nasdaq SmallCap Market, the American Stock Exchange or the New York Stock Exchange; or

•	An event resulting in a material adverse effect as defined in the common stock purchase agreement has occurred and has not been cured within 30 days of written notice thereof from Coriander Enterprises Limited.

Costs of Closing the Transaction

      Prior to the initial closing of the transaction on May 14, 2001, we paid Ladenburg Thalmann & Co. Inc. $35,000 to cover its legal expenses. At the initial closing, we became obligated to pay Coriander Enterprises Limited $35,000 to cover its legal expenses. As additional consideration, we granted Coriander Enterprises Limited and Ladenburg Thalmann & Co. Inc. each a warrant to purchase up to 412,201 shares of common stock at a price of $1.67 per share at any time prior to May 14, 2004. Neither Coriander Enterprises Limited nor Ladenburg Thalmann & Co. Inc. is obligated to exercise its warrant.

SELLING STOCKHOLDERS

Overview

      Assuming we issued all $24 million worth of our common stock to Coriander Enterprises Limited on May 18, and 92% of average weighted volume price for the 60 days prior to May 18 is $1.30, then we would issue 18,461,538 shares of our common stock to Coriander Enterprises Limited. Accordingly, we would register for resale under this prospectus shares constituting 28% of our issued and outstanding common shares as of May 18, 2001.

      This prospectus covers 824,402 shares of common stock issuable upon exercise of warrants we have issued to Coriander Enterprises Limited as well as to Landenburg Thalmann & Co. as a placement fee. The warrant is exercisable at $1.67 per share and expire on May 14, 2004. Other than its obligation to purchase shares of our common stock under the common stock purchase agreement, Coriander Enterprises Limited has no other commitments or arrangements to purchase or sell any of our securities. There are no business relationships with Coriander Enterprises and us other than the common stock purchase agreement.

Coriander Enterprises Limited

      Coriander Enterprises Limited is engaged in the business of investing in publicly traded equity securities for its own account. Coriander Enterprises Limited’s principal offices are located at c/o Beacom Capital Management, Harbour House, 2nd Floor, Waterfront Drive, Road Town, Tortola, British Virgin Islands. Coriander Enterprises Limited does not currently own any of our securities as of the date of this prospectus. Other than its obligation to purchase common shares under the common stock purchase agreement, it has no other commitments or arrangements to purchase or sell any of our securities. There are no business relationships between Coriander Enterprises Limited and us other than as contemplated by the common stock purchase agreement.

Placement Agent

      Ladenburg Thalmann & Co. Inc. has acted as placement agent in connection with the equity line of credit. Ladenburg Thalmann & Co. Inc. introduced us to Coriander Enterprises Limited and assisted us with structuring the equity line of credit with Coriander Enterprises Limited. Ladenburg Thalmann & Co. Inc.’s duties as placement agent were undertaken on a reasonable best efforts basis only. It made no commitment to purchase shares from us and did not ensure us of the successful placement of any securities. Ladenburg Thalmann & Co. Inc. currently owns some of our securities.

      Coriander Enterprises Limited and Ladenburg Thalmann & Co. Inc. have not held any positions or offices or had material relationships with us or any of our affiliates within the past three years other than as a result of the ownership of our common stock. If, in the future,

Coriander Enterprises Limited’s or Ladenburg Thalmann & Co. Inc.’s relationship with us changes, we will amend or supplement this prospectus to update this disclosure.

EXECUTIVE COMPENSATION

      The following table lists the total compensation for our Chief Executive Officer and Corporate Secretary, and each other executive officer whose total salary and non-cash compensation exceeded $100,000 for fiscal 2000, 1999 and 1998.

SUMMARY COMPENSATION TABLE

		Annual Compensation				Long-Term Compensation

						Awards		Payouts

							Securities
Name And				Other Annual			Underlying
Principal				Compensation		Restricted Stock	Options/SARs	LTIP Payout	All other
Position	Year	Salary(1) ($)	Bonus ($)	($)		Award(s) ($)	(#)	($)	Compensation ($)

Lou L. Ross, CEO and Chairman	2000	110,591	—	—		—	—	—	—

	1999	14,600	—	—		—	—	—	—

	1998	2,500	—	—		—	—	—	—

Majid Hashemi, President	2000	238,500	—	4,847,265	(2)	—	—	—	—

Vernon M. Traylor(3)	2000	117,591	—	36,000	(2)	—	—	—	—

	1999	68,700	—	240,000	(2)	—	—	—	—

	1998	22,500	—	55,000	(2)	—	—	—	—

(1)	Amounts shown include compensation we paid pursuant to independent contractor arrangements.

(2)	Restricted Common Shares valued at fifty percent of the closing sales price for the Common Shares on the date of issuance, issued in lieu of cash compensation.

(3)	Effective August 1, 2000, Mr. Traylor is no longer under contract with us.

      Our current officers that are not required to be listed in the foregoing table are: Sam Carr, Chief Financial Officer and Michael Grollman, President. Mr. Carr’s and Mr. Grollman’s respective employment agreements are summarized below.

COMPENSATION/EMPLOYMENT AGREEMENTS

      Throughout fiscal 2000, we engaged Mr. Ross as an independent contractor. We have an arrangement with Mr. Ross that includes compensation of $9,500 per month, subject to our cash availability. In addition, in connection with an equity transaction in September 1999, Mr. Ross received the right to collect 4% of our gross revenues. However, Mr. Ross has waived that right as of March 31, 2001 for all past and current gross revenues. Effective December 1, 2000, Mr. Ross became one of our full time employees. We are in the process of negotiating the terms of his employment agreement.

      We appointed Mr. Hashemi as our President on September 1, 2000. Effective that date, we also contracted with Mr. Hashemi as an independent contractor, with an annual base compensation of $240,000, plus $12,000 annually to assist in the purchase of health insurance and other benefits. We entered into a one-year contract with Mr. Hashemi, with automatic renewals for terms of one year unless either Mr. Hashemi or we terminate the contract. On September 1, 2000, we paid Mr. Hashemi $100,000 as an initial payment for contracting with us. He also received 1.0 million restricted shares of our common stock in September, 2000. Mr. Hashemi has received three grants of our common stock for a total of 750,000 shares as of May 18, 2001. Mr. Hashemi must return any and all of our stock issued to him and forfeit his rights to purchase additional stock in our company in the event that he is terminated for any reason other than death on or before January 1, 2003. Effective December 1, 2000, Mr. Hashemi became our employee under a one-year, self-renewing employment agreement with a base annual salary of $252,000, the continuation of the stock awards, and the provision requiring return of the shares should his employment be terminated by either party for any reason other than death prior to January 1, 2003. In the event we terminate Mr. Hashemi’s employment following a change in control or a sale of substantially all of our assets, Mr. Hashemi would receive one hundred fifty percent (150%) of his then current year’s annual salary.

      Mr. Grollman served as one of our independent contractors from October 7, 2000 until November 30, 2000. Effective December 1, 2000, we employed Mr. Grollman under a one year employment agreement to serve as our Chief Operating Officer. We appointed Mr. Grollman our President in April, 2001. His employment agreement automatically renews for additional one-year terms unless either party terminates it before the renewal. Mr. Grollman’s employment agreement calls for an annual gross salary of $180,000.00, payable semi-monthly. As part of his employment agreement, we granted Mr. Grollman 100,000 restricted shares of our common stock on December 1, 2000. Also on December 1, 2000, we granted Mr. Grollman fully vested options to purchase 500,000 shares of our common stock at the closing sale price as of December 1, 2000. We have included additional option grants in Mr. Grollman’s employment agreement for each whole dollar amount increase in the market value of our common stock. The whole dollar amount increase is measured over a moving two-week average. For each whole dollar amount attained between $1 and $15 inclusive, Mr. Grollman will receive 75,000 options at the whole dollar amount option price. Mr. Grollman’s employment agreement contemplates the granting of additional options at various but declining levels for increases in stock value up to $50 per share of our common stock. Mr. Grollman has received an option to purchase 75,000 shares of our common stock at $2.00 per share and an option to purchase 75,000 shares of our common stock at $3.00 per share pursuant to his employment agreement. In the event of a change in control or sale of substantially all of our assets, our employment agreement with Mr. Grollman automatically terminates, and Mr. Grollman will receive 150% of his then current year’s annual salary.

      Mr. Carr served as one of our independent employment contractors from October 15, 2000 until November 30, 2000. Effective December 1, 2000, we employed Mr. Carr under a one-year employment agreement as our Chief Financial Officer. The employment agreement automatically renews for additional one-year terms unless either party terminates it prior to renewal. Mr. Carr’s employment agreement calls for an annual gross salary of $180,000, payable semi-monthly. Also in accordance with his employment agreement, on December 1, 2000, we granted Mr. Carr vested options to purchase 100,000 shares of our common stock at a price equal to 25% of the closing price per share on December 1, 2000. Also on December 1, 2000, we granted Mr. Carr 500,000 fully vested options to purchase shares of our common stock at the closing sale price of the shares on December 1, 2000. We have included additional option grants in Mr. Carr’s employment agreement for each whole dollar amount increase in the market value of our common stock. The whole dollar amount increase is measured over a moving two-week average. For each whole dollar amount attained between $1 and $15 inclusive, Mr. Carr will receive 75,000 options at the whole dollar amount option price. Mr. Carr’s employment agreement contemplates the granting of additional options at various but declining levels for increases in stock value up to $50 per share of our common stock. Mr. Carr has received an option to purchase 75,000 shares of our common stock at $2.00 per share and an option to purchase 75,000 shares of our common stock at $3.00 per share pursuant to his employment agreement. In the event of a change in control or sale of substantially all our assets, our employment agreement with Mr. Carr automatically terminates, and Mr. Carr will receive 150% of the then current year’s annual salary.

FINANCIAL STATEMENTS

      We will deliver a copy of our Form 10-KSB for the fiscal year ended September 30, 2000 and our Form 10-QSB’s for the quarterly periods ended March 31, 2000 and December 31, 2000 with our prospectus.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE

      None.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Our articles of incorporation provide that no director shall incur liability to our company or our shareholders for monetary damages resulting from an act or omission in a director’s capacity as a director occurring after August 31, 1987, except for:

•	Any breach of the director’s duty of loyalty to our shareholders and us.

•	Acts and omissions not taken in good faith or which involve intentional misconduct or a knowing violation of law.

•	Any transaction from which a director received an improper benefit.

•	Acts or omissions for which the liability of a director is expressly provided by statute.

•	Acts related to an unlawful stock repurchase or dividend.

      Under Texas law, a corporation may indemnify a director or officer or other person who was, is, or is threatened to be made a named defendant or respondent in a proceeding because the person is or was a director, officer, employee or agent of the corporation, if it is determined that the person:

•	conducted himself or herself in good faith;

•	reasonably believed, in the case of conduct in his or her official capacity as a director or officer of the corporation, that his or her conduct was in the corporation’s best interests, and, in all other cases, that his or her conduct was at least not opposed to the corporation’s best interests; and

•	in the case of any criminal proceeding had no reasonable cause to believe that his or her conduct was unlawful.

      A person entitled to indemnification under these provisions may be indemnified against judgments, penalties (including excise and similar taxes), fines, settlements and reasonable expenses he or she actually incurs in connection with the proceeding. If the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by the person, the indemnification is limited to reasonable expenses actually incurred by the person in connection with the proceeding, and shall not be made in respect of any proceeding in which the person is found liable for willful or intentional misconduct in the performance of his or her duty to the corporation.

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      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to contracts, statutes, or otherwise, the SEC has advised us that in its opinion, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether our indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

      We have recently entered into indemnification agreements with our officers and directors providing for our indemnification of our officers and directors to the fullest extent allowed under Texas law.

      We have agreed to provide customary indemnification to Coriander Enterprises Limited for any losses or liabilities suffered by it based upon material misstatements or omissions from the common stock purchase agreement, registration statement and prospectus, except as they relate to information supplied by Coriander Enterprise Limited to us for inclusion in the registration statement and prospectus.

      We also have agreed to indemnify Ladenburg Thalmann & Co. Inc. and its representatives, affiliates and controlling persons from and against all liabilities, damages, and expenses arising out of the following:

•	Any of our actions or failure to act and/or any action or failure to act of our affiliates, employees or agents in connection with this prospectus or final prospectus.

•	Any untrue statement or alleged untrue statement of material fact contained in any of the financial or other information contained in this prospectus or final prospectus.

•	The omission or alleged omission of a material fact required to be stated in this prospectus or prospectus in or necessary to make the statements in this prospectus or prospectus not misleading.

      We do not have an obligation to indemnify the Ladenburg Thalmann & Co. Inc. for any liabilities, damages or expenses if it is finally and judicially determined that the Ladenburg Thalmann & Co. Inc. incurred such liabilities, damages or expenses from Ladenburg Thalmann & Co. Inc.’s gross negligence or bad faith.

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Other Expenses of Issuance and Distribution

      The following table sets for the expenses, other than any underwriting discount and commissions, in connection with the issuance and distribution of securities being offered. All amounts indicated are estimates:

Registration Fee	$6,345

Accounting fees and expenses	$15,000

Printing and engraving	$50,000

Blue sky and legal investment fees and expenses	$5,000

Legal fees and expenses	$150,000

Miscellaneous fees and expenses	$10,000

Total	$236,345

RECENT SALES OF UNREGISTERED SECURITIES

      In March 1998 we conducted a private placement offering that resulted in our issuance of 9,650,000 shares of common stock for net proceeds of approximately $482,500. In connection with the private placement, we issued warrants to purchase an aggregate of 9,650,000 shares of common stock. The exercise price of the warrants, which became exercisable in March 1998 and expired on December 31, 2000, was $1.00 per share. For fiscal year ended September 30, 2000, we issued 2,972,250 shares at $1.00 each upon the exercise of the same number of warrants, generating cash and equity in the sum of $2,972,250. During the quarter ended December 31, 2000, we issued 1,291,730 shares at $1.00 each upon the exercise of the same number of warrants, generating cash and equity in the sum of $1,291,730.

      We conducted another private placement offering in August 1999, resulting in our issuance of 3,765,000 shares of our common stock for which we received net proceeds of approximately $750,000 for fiscal year ended September 30, 2000. In connection with this private placement, we issued warrants to purchase an aggregate of 3,750,000 shares of common stock. The exercise price of these warrants, which became exercisable in August 1999 and expiring on December 31, 2001, is $1.50 per share. By September 30, 2000, we issued 120,000 shares of common stock due to the same number of warrants being exercised at $1.50 per share. In addition 4,030,000 shares of our common stock are reserved for the exercise of the remaining warrants. There can be no assurance that any of the remaining warrants will be exercised before their expiration on December 31, 2001.

      During the fiscal years ended September 30, 2000 and 1999, we issued 2,817,629 and 3,165,000 shares, respectively, of our common stock to consultants in lieu of cash compensation. Also, during fiscal 2000 and 1999, we granted 256,000 and 270,000 options, respectively, to our consultants to purchase shares of our common stock. Because the common stock shares available under these options were restricted under Rule 144, the options were issued at less than fair market value of the shares at the date of grant. As of September 30, 1999, we granted a total of 588,000 options at exercise prices ranging from $.09 to $.10 per share. Also as of September 30, 1999, our consultants exercised an aggregate of 496,000 options, leaving 92,000

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options outstanding with an exercise price of $.09 per share. During fiscal year ended September 30, 2000, we granted an additional 256,000 options at an exercise price of $.10 per share. By September 30, 2000, all 348,000 outstanding options were exercised. There have been no additional grants of options since fiscal year 2000, and there were no outstanding options as of September 30, 2000.

      We relied upon the exemption found in Section 4(2) of the Securities Act of 1933, as amended for the foregoing private placements of our securities.

UNDERTAKINGS

      1. The undersigned Registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; provided, however, that paragraphs (a) and (b) shall not apply if such information is contained in periodic reports filed by the Registrant under Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference into this Registration Statement.

(c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

      2. The undersigned Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      3. The undersigned Registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      4. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report under Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference into this registration statement shall be

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deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      5. The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished under and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

      6. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the undersigned Registrant according the foregoing provisions, or otherwise, the undersigned Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

      In accordance with requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this prospectus to be signed on its behalf by the undersigned, in the City of Phoenix, State of Arizona on June 6, 2001.

National Scientific Corporation

By: Name: Michael A. Grollman Title: President

POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael A. Grollman, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Form SB-2 Registration Statement, and to file the same, with all exhibits thereto, and documents in connection therewith with the Securities and Exchange Commission, granting said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      In accordance with the requirements of the Securities Act of 1933, the following persons in the capacities and on the dates stated signed this prospectus:

Signature	Title	Date

/s/ Lou L. Ross ___________________ Lou L. Ross	Chief Executive Officer, Chairman of the Board	June 6, 2001 _______________

/s/ Michael A. Grollman ___________________ Michael A. Grollman	President, Director	June 6, 2001 _______________

/s/ Sam H. Carr ___________________ Sam H. Carr	Chief Financial Officer Director	June 6, 2001 _______________

/s/ Dr. Richard C. Kim ___________________ Dr. Richard C. Kim	Director	June 6, 2001 _______________

/s/ Charles E. Martin ___________________ Charles E. Martin	Director	June 6, 2001 _______________

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EXHIBITS

      The Exhibits and Financial Statement Schedules to the Registration Statement are listed in the Exhibit Index, which appears in this Registration Statement and is hereby incorporated herein by reference.

Exhibit Number	Description

2.1	Common Stock Purchase Agreement

2.2	Form of Warrant

2.3	Escrow Agreement

2.4	Registration Rights Agreement

3.1	Articles of Incorporation(1)

3.2	Bylaws(1)

5.1	Legal Opinion of Squire, Sanders & Dempsey L.L.P.

10.1	Employment Agreement between National Scientific Corporation and Sam H. Carr(4)

10.2	Employment Agreement between National Scientific Corporation and Michael A. Grollman(4)

10.3	Amended and Restated 2000 Stock Option Plan(3)

10.4	Master Purchase and Licensing Contract, dated January 12, 2001, between National Scientific Corporation and Sungil Computech(3)

10.5	Master Purchase and Licensing Contract, dated January 12, 2001, between National Scientific Corporation and Maroo Electrotech Co. Ltd.(3)

10.6	Master Purchase and Licensing Agreement, dated January 12, 2001, between National Scientific Corporation and Ozaki Korea Co., Ltd.(3)

10.7	Employment Agreement, dated December 1, 2000, between National Scientific Corporation and Majid Hashemi(2)

10.8	Letter Agreement, dated January 4, 2001, between E4World Corp. and National Scientific Corporation(2)

10.9	Exclusive Distributorship Agreement dated May 8, 2001, between National Scientific Corporation and Phoenix Semiconductor, Inc.

13.1	Form 10-QSB for the quarter ended March 31, 2000(2)

13.2	Form 10-QSB for the quarter ended December 31, 2000(3)

13.3	Form 10-KSB for the year ended September 30, 2000(4)

23.1	Consent of Hurley & Company

23.2	Consent of Squire, Sanders & Dempsey, LLP (included in Exhibit 5)

24	Power of Attorney (included on signature page)

(1)	Incorporated by reference to the Registrant’s Form 10-SB filed on or about January 3, 2000.

(2)	Incorporated by reference to the Registrant’s Form 10-QSB for the quarter ended March 31, 2000 and filed on or about May 15, 2001.

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(3)	Incorporated by reference to the Registrant’s Form 10-QSB for the quarter ended December 31, 2000 and filed on or about February 14, 2001.

(4)	Incorporated by reference to the Registrant’s Form 10-KSB for the year ended September 30, 2000 and filed on or about December 19, 2000.

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